Exhibit 99.109

enCore Energy Closes $30 Million Bought Deal Public Offering of Units,

Including Full Exercise of Over-Allotment Option

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

CORPUS CHRISTI, Texas, March 25, 2022 -- enCore Energy Corp. (“enCore” or the “Company”) (TSX-V: EU; OTCQB: ENCUF) is pleased to announce that it has closed its previously announced “bought deal” prospectus offering. The Company sold an aggregate of 19,607,842 units of the Company (the “Units”), which includes the exercise in full of the underwriters’ over-allotment option, at a price of $1.53 per Unit for aggregate gross proceeds to the Company of $29,999,998.26 (the “Offering”).

Each Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $2.00 until March 25, 2024, subject to the terms of a warrant indenture dated March 25, 2022 between the Company and Computershare Trust Company of Canada as warrant agent (the “Warrant Indenture”). A copy of the Warrant Indenture will be available under the Company’s profile at www.SEDAR.com.

The Offering was led by Clarus Securities Inc. as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters including PI Financial Corp. and Red Cloud Securities Inc. (together, the “Underwriters”). In consideration for the services provided by the Underwriters in connection with the Offering, the Company paid the Underwriters a cash commission of $1,612,499.93 and issued to the Underwriters an aggregate of 1,053,922 compensation options of the Company (the “Compensation Options”). Each Compensation Option is exercisable to acquire one Common Share at an exercise price of $1.53 per share until March 25, 2024.

The Units were offered by way of a short form prospectus dated March 22, 2022 (the “Prospectus”) filed in each of the provinces of Canada, other than Québec, on a private placement basis in the United States pursuant to the exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 144A or Rule 506(b) of Regulation D thereunder or in such other manner as to not require registration under the U.S. Securities Act, and in jurisdictions outside of Canada and the United States. A copy of the Prospectus is available under the Company’s profile on www.SEDAR.com.

The Company intends to use the net proceeds from the Offering to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes, as further described in the Prospectus.

In connection with the filing of the Prospectus, the Company filed an amended technical report in respect of the Company’s Crownpoint and Hosta Butte Uranium Project entitled, “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated February 25, 2022, with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. (the “Technical Report”), which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43- 101”). A copy of the Technical Report is available under the Company’s profile on www.SEDAR.com.

About enCore

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

For more information, visit www.encoreuranium.com.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist, and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

1 Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDAR as well as company websites at www.encoreuranium.com.

For further information please contact:

William M. Sheriff Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward- looking statements contained in this news release are expressly qualified by this cautionary statement.